SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2006
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS
AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

Corporate Taxpayer’s ID (CNPJ/MF) 02.808.708/0001-07
Corporate Registry ID (NIRE) 35.300.157.770
Publicly-held Company

EXTRAORDINARY GENERAL MEETING
CALL NOTICE

The shareholders of COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV (“Company”) are invited to attend a meeting to be held on November 14, 2006, at 10 a.m., at the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1.017, 4º andar, Itaim Bibi, in the City and State of São Paulo, for the Extraordinary General Meeting, to resolve on the following AGENDA:

(i)

to amend Section 25, letter (b) of the Company’s bylaws, to include the need of the Board of Directors’ approval of the operational budget. The language of the Section would be changed to: “Approve the annual investment and operational budgets of the Company”;

(ii)

to amend Section 25, letter (q) of the Company’s bylaws, to include the need of the Board of Directors’ approval of eventual corporate lending to employees. The language of the Section would be changed to: “Approve the granting of loans and rendering of guarantees of any kind by the Company for amounts exceeding one percent (1%) of the shareholders’ equity of the Company reflected on the latest audited balance sheet, to any third party, except in favor of any companies controlled by the Company”;

(iii)

to cancel up to 13,553,843 common shares and up to 1,425,470,749 preffered shares, both held in treasury, without reduction of the Company’s capital, and, as a result, to amend the heading of Section 5 of Company’s bylaws.

General information:

-

The proxies containing special powers for representation in general meetings referred to by this present Call Notice shall be deposited at the Company’s headquarters, at the Legal Department, at least 3 business days prior to the date scheduled for the meeting.

-

Shareholders taking part in the Bovespa (São Paulo Stock Exchange) Registered Stocks Fungible Custody willing to attend these meetings shall submit a statement containing their respective stock interests, issued by qualified entity, within 48 hours prior to the meetings.

São Paulo, October 20, 2006.

Victório Carlos De Marchi
Board of Directors Co-Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ João Mauricio Giffoni de Castro Neves

João Mauricio Giffoni de Castro Neves
Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.